

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

January 28, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 27, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Addex Therapeutics Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares, each representing 6 ordinary shares, nominal value CHF 1.00 per share

Ordinary shares, nominal value CHF 1.00 per share*

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

William Slattery

*Not for trading, but only in connection with the listing of the American Depositary Shares on The NASDAQ Stock Market LLC. The American Depositary Shares represent the right to receive ordinary shares and are being registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6 (No. 333-235561). Accordingly, the American Depositary Shares are exempt from the operation of Section 12(a) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8.